May 12, 2010

Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:          Teltronics, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 24, 2010

File No. 000-17893

Dear Mr. Spirgel:

We have received your letter dated April 21, 2010. We understand that the purpose of the review is to assist us in complying with applicable disclosure requirements and are providing a response to your request for additional information concerning our Form 10-K for the Year Ended December 31, 2009.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 11:

1.
Teltronics, Inc will disclose more detail with respect to the Company’s “General Overview” section and summarize more detail as to why changes have occurred in various financial measures in its future filings. The Company has provided more details as to why changes have occurred on its First Quarter 10-Q that it will be filing on or before May 15, 2010.

2.
Teltronics, Inc’s disclosure concerning “Liquidity” as it refers to the holders of the Company’s Preferred Stock; the Series B Preferred Stock holders are entitled to elect a majority of our Board of Directors if we are in arrears for four quarterly dividend payments. The Company has been making the required fourth quarterly dividend payment since 2003 and it is unlikely that the Company will not make the fourth quarterly dividend.  We have disclosed this detail in Item 3 “Defaults upon senior securities” in our First Quarter 10-Q that will be filed on or before May 15, 2010. The Company expects to negotiate changes to the rights and obligations with respect to the Series C Preferred Stock prior to April 2011.

Part III
Item 10 Directors and Executive Officers of the Registrant, page 41:

3.
Teltronics, Inc. will update the disclosure on Form 10-K for the Year Ended December 31, 2010 to comply with item 401(e)(1) to include a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of the company’s business and structure.

4.
Teltronics, Inc. has not held an annual meeting of stockholders since 2006. Under Delaware law and the By-Laws of Teltronics, Inc., the Board of Directors determines the time and place for an annual meeting. The Board of Directors has scheduled an annual meeting to be held in Florida, at the Company’s Head Quarters on August 26, 2010.

    The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

    The Company believes the comments received in the letter suggests that the Commission would prefer a revised 10-K for the period ended December 31, 2009 however we are respectfully requesting that the staff agree that the comments be dealt with in future filings as described in this letter.

Sincerely,

/s/ Ewen R. Cameron
Ewen R. Cameron
Chief Executive Officer
Teltronics, Inc.

cc:           John N. Blair, ESQ